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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Gemplus International S.A.
(Name of Issuer)
Ordinary Shares, no par value
(Title of Class of Securities)
LU012170629-4
(CUSIP Number)
Jean-Pierre Charlet
General Counsel and Company Secretary
c/o Axalto Holding N.V.
Koningsgracht Gebouw 1
Joop Geesinkweg 541-542
1096 AX
Amsterdam
The Netherlands
+31 205 620 680
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
Copies to:

Gregory B. Astrachan, Esq.
Jon J. Lyman, Esq.
Willkie Farr & Gallagher LLP
1 Angel Court
London EC2R 7HJ England
+44 207 696 5454

May 19, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	LU012170629-4	Page	2	of	6

1	NAMES OF REPORTING PERSONS: Axalto Holding N.V.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

The Netherlands

	7	SOLE VOTING POWER:

NUMBER OF		274,813,800 (see Items 4 and 5)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		274,813,800 (see Items 4 and 5)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

274,813,800

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

43.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

Item 1. Security and Issuer.
     This statement on Schedule 13D (this “Schedule 13D”) relates to the ordinary shares (“Ordinary Shares”) of Gemplus International S.A., a company incorporated under the laws of the Grand Duchy of Luxembourg (the “Company”). As used in this Schedule 13D, the term “Shares” refers to the aggregate of the Ordinary Shares of the Company and the Ordinary Shares represented by American depositary shares of the Company (“ADSs”). The Company’s principal executive office is located at Aerogolf Center, 1 Hohenhof, L-2633 Senningerberg, Grand Duchy of Luxembourg.
Item 2. Identity and Background.
     This statement is being filed by Axalto Holding N.V., a limited liability company (naamloze vennoostschap) incorporated in The Netherlands and registered with the Chamber of Commerce and Industry for the Amsterdam region under the number 27255026 (“Axalto”). The address of the principal office of Axalto is Koningsgracht Gebouw 1, Joop Geesinkweg 541-542, 1096 AX, Amsterdam, The Netherlands.
     Axalto and its subsidiaries operate principally in the area of secure plastic cards. The company is primarily present in two lines of business which are, on the one hand, the chip card business, including in particular the products, applications and the related services for the fixed and mobile telephone industry, the financial services industry as well as applications for the public sector, and, on the other hand, the point-of-sale terminals business. Information regarding the identity and background of the directors and executive officers of Axalto is set forth in Schedule A hereto, which is incorporated by reference in response to this Item 2.
     During the last five years, neither Axalto, nor to the best of its knowledge, any of the directors or executive officers set forth in Schedule A hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     The Combination Agreement and the Contribution Agreements described in Item 4 of this Schedule 13D provide for the contribution of all of the Ordinary Shares currently held of record by the Significant Shareholders (as defined below) (the “Contribution Shares”) in consideration for shares of Axalto at the specified Exchange Ratio (as defined below). As described in Item 4, under the terms of the Combination Agreement, following the completion of the Contribution (as defined below), Axalto will launch an Offer (as defined below) for the balance of Shares in exchange for Axalto shares at the same Exchange Ratio.
     Item 4. Purpose of Transaction.

3

     On December 6, 2005, Axalto entered into a Combination Agreement (the “Combination Agreement”) with the Company, certain entities of the Texas Pacific Group (the “TPG Entities”) and certain Quandt family entities and members (the “Quandt Entities” and together with the TPG Entities, the “Significant Shareholders”) party thereto. The TPG Entities and the Quandt Entities also each respectively entered into with Axalto a Contribution in Kind Agreement (together, the “Contribution Agreements”) under which each of them agreed to contribute the Contribution Shares to Axalto, constituting an aggregate of 43.6% of the outstanding Ordinary Shares, in exchange for shares of Axalto (the “Contribution”). Under the terms of the Combination Agreement, the Contribution has been conditioned upon the receipt of regulatory approvals, certain related shareholder approvals, the pro rata distribution of certain share premium/reserves of the Company (as described below), the filing by Axalto with the French Autorité des Marchés Financiers (the “AMF”) of the Offer (as defined below) and other closing conditions. Under the Combination Agreement and the Contribution Agreements, the Contribution of the Contribution Shares by the Significant Shareholders will be made in exchange for shares of Axalto issued through an increase in the share capital of Axalto reserved to the Significant Shareholders, at a ratio of 2 Axalto shares for every 25 Ordinary Shares (the “Exchange Ratio”). Upon publication by the AMF of its avis de dépôt relating to the Offer and concurrent with the Contribution, the Company will distribute pro rata to all of its shareholders, including the TPG Entities and the Quandt Entities, an amount of its available share premium/reserves. Axalto will be renamed Gemalto N.V. upon the completion of the Contribution.
     Under the terms of the Combination Agreement, as promptly as practicable following the satisfaction of certain conditions precedent described above, in connection with the completion of the Combination Axalto will make the requisite filing with the AMF to commence a global offer (the “Offer”) for the remaining Ordinary Shares it does not then hold, at the Exchange Ratio.
     On May 19, 2006, the European Commission cleared the proposed business combination under the European Union merger regulation, with specific undertakings, representing fulfillment of the final condition to closing of the Contribution that involves third party approvals or consents.
     Axalto intends and expects, through the Contribution and Offer, to gain control of the Company in the context of the business combination of the Company and Axalto. Under the terms of the Combination Agreement, upon the completion of the Contribution, the Company will recompose its board of directors by (i) setting the number of directors at five; (ii) replacing the current directors with Daniel Le Gal, Alex Mandl, Olivier Piou, Werner Koepf and Michel Soublin, each for a term ending at the Company’s general meeting approving the annual accounts for the year ending December 31, 2008; and (iii) granting authorization to the board of directors of the Company to delegate day to day management to any of the five directors. Olivier Piou is currently, and under the terms of the Combination Agreement will remain after the completion of the Offer, the Chief Executive Officer and member of the board of directors of Axalto. Michel Soublin is currently a member of the board of directors of Axalto. Upon completion of the Contribution, Alex Mandl will become Executive Chairman of the board of directors of Axalto. The Combination Agreement and Contribution Agreements are attached to this statement as Exhibits 1, 2 and 3 and the description of these agreements contained herein are qualified by their entirety by reference to such Exhibits, which are incorporated by reference hereby.

4

     Depending on the number of ADSs and Ordinary Shares that remain held by the public following completion of the Offer, the ADSs may no longer meet the requirements for quotation on the Nasdaq National Market and/or the Ordinary Shares and ADSs may become eligible for termination of registration under Section 12 of the Act; the Ordinary Shares may likewise no longer meet the requirement for listing on Euronext Paris. Axalto would also reserve the right, if available, to cause such delisting or termination of such registration or of the Company’s ADS program in the future.
     Under the terms of the Combination Agreement, Axalto and the Company will remain separate legal entities upon completion of the Offer. Axalto and the Company reserve the right to examine the possibility of restructuring the companies in the context of the business combination. The application of Luxembourg law and French AMF regulation do not currently allow the implementation of a procedure that would give Axalto the right to acquire Ordinary Shares that it would not hold subsequent to the Offer. Proposals that may allow such procedures for significant majority shareholders of European companies are currently being made or implemented in such jurisdictions. To the extent such a procedure becomes available in the future, depending on the number of Ordinary Shares Axalto holds subsequent to the Offer, Axalto would reserve the right to conduct such a procedure or other transaction with similar effect, including by merger, if available.
     Except as set forth above, neither Axalto nor any person named in Schedule A has any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Axalto may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.
Item 5. Interest in Securities of the Issuer.
          (a) Axalto may be deemed to be the beneficial owner of 274,813,800 Ordinary Shares of the Company, which constitute approximately 43.6% of the outstanding Ordinary Shares of the Company and represent the Contribution Shares. In accordance with Rule 13d-3 of the General Rules and Regulations of the Securities Exchange Act of 1934, as amended, Axalto may be deemed to beneficially own these shares because, as more fully described in Item 4, under the Combination Agreement and the Contribution Agreements, the Significant Shareholders have agreed to contribute the Contribution Shares to Axalto in exchange for shares of Axalto, and the conditions to closing of the Contribution that involve third party approvals or consents have been obtained. The percentage used in this paragraph 5(a) is calculated based upon 630,369,279 Ordinary Shares outstanding as of December 31, 2005 as reported in the Company’s Form 6-K as filed with the Securities and Exchange Commission on February 9, 2006.
          (b) By virtue of the Combination Agreement and the Contribution Agreements, Axalto may be deemed to beneficially own the Contribution Shares. Axalto expressly disclaims beneficial ownership of the Contribution Shares and nothing herein shall be deemed an admission by Axalto as to the beneficial ownership of the Contribution Shares.
          (c) Except for the Combination Agreement, Contribution Agreements, and the transactions contemplated thereby, neither Axalto nor, to the best of its knowledge any of the directors or executive officers listed in Schedule A hereto has effected any transactions in the Ordinary Shares in the last 60 days.
          (d) Not applicable.
          (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

5

     Except as otherwise set forth in this statement or the Exhibits, neither Axalto nor, to the best of its knowledge, any of the directors or executive officers listed in Schedule A hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with each other or with any person with respect to securities of the Company. The Combination Agreement and Contribution Agreements are attached to this statement as Exhibits 1, 2 and 3 and the description of these agreements contained herein are qualified by their entirety by reference to such Exhibits, which are incorporated by reference hereby.
Item 7. Material to be Filed as Exhibits.
     Exhibit 1. Combination Agreement, dated as of December 6, 2005, between Axalto, the Company, the TPG Entities and the Quandt Entities.
     Exhibit 2. Contribution in Kind Agreement, dated as of December 6, 2005, between Axalto and the TPG Entities.
     Exhibit 3. Contribution in Kind Agreement, dated as of December 6, 2005, between Axalto and the Quandt Entities.
[THE REMAINDER OF THIS PAGE LEFT INTENTIONALLY BLANK]

6

SIGNATURES
     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.
DATED: May 26, 2006

Axalto Holding N.V.

By:	/s/ Olivier Piou

Name: Olivier Piou
Title: Chief Executive Officer
[SIGNATURE PAGE TO SCHEDULE 13D WITH RESPECT TO
GEMPLUS INTERNATIONAL S.A.]

SCHEDULE A
Name, Address and Principal Occupation or Employment of Each Director and
Executive Officer of Axalto Holding N.V. (“Axalto”)
     The name and present occupation or employment of the executive officers and directors of Axalto are set forth below. The business address of the executive officers and directors of Axalto is Koningsgracht Gebouw 1, Joop Geesinkweg 541-542, 1096 AX, Amsterdam, The Netherlands.
Directors of Axalto

		Office and principal	Other principal occupation or
Name	Citizenship	occupation	employment
John de Wit	Dutch	Chairman	Board of Advice Nextrategy, Boer en Croon B.V

Olivier Piou	French	Chief Executive Officer	—

Kent Atkinson	British	Non-Executive Director	Senior independent director and Chairman of the audit committees of Coca-Cola HBC and telent plc, a non-executive director and a member of the audit committees of Standard Life Assurance Company and Standard Life’s Life and Pensions board and member of Standard Life’s investment committee

Arthur van der Poel	Dutch	Non-Executive Director	Chairman of the Board of Directors of MEDEA plus and member of the Supervisory Boards of ASML, DHV and PSV

Maarten Scholten	Dutch	Non-Executive Director	—

Michel Soublin	French	Non-Executive Director	Member of the Supervisory Board of Atos Origin

Willem Stolwijk	Dutch	Non-Executive Director	—
Executive Officers of Axalto

Name	Citizenship	Office and principal occupation
Olivier Piou	French	Chief Executive Officer

Paul Beverly	American	President, North, Latin America (NSA)

Philippe Cabanettes	French	Vice-President, Human Resources

Philippe Cambriel	French	President, Europe, Middle East and Africa (EMEA)

Jean-Pierre Charlet	French	General Counsel and Company Secretary

Claude Dahan	French	Chief Operating Officer, Cards

A - 1

Name	Citizenship	Office and principal occupation
Charles Desmartis	French	Chief Financial Officer

Christophe Pagezy	French	Vice-President, Strategic Development and POS Terminals

Teck Lee Tan	Singaporean	President, Asia

A - 2

EXHIBIT INDEX
Exhibit 1. Combination Agreement, dated as of December 6, 2005, between Axalto , the Company, the TPG Entities and the Quandt Entities.
Exhibit 2. Contribution in Kind Agreement, dated as of December 6, 2005, between Axalto and the TPG Entities.
Exhibit 3. Contribution in Kind Agreement, dated as of December 6, 2005, between Axalto and the Quandt Entities.